Form 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 9, 2003

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

60 MARTIN PLACE, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F        ☒              Form 40-F        ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Act of 1934.]

Yes        ☐              No        ☒

[If “Yes” is marked, indicate the file number assigned to the registrant in connection with
Rule 12g3-2(b):82-    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: April 9, 2003	By:	/s/ Manuela Adl
Manuela Adl
SVP & Chief Operating Officer

Index to Exhibits

Exhibit No.	Description

1	Announcements dated February 13, 21 & 26, 2003 regarding SOSPS.

2	Presentation from the Salomon Smith Barney Financial Services Conference on March 4, 2003.

3	Announcement dated March 5, 2003 regarding Grant of Options.

4	Media Release dated March 7, 2003 regarding Sydney office development with Leighton Properties.

5	Announcements dated March 10, 14 & 21, 2003 regarding SOSPS.

6	Presentation from the Credit Suisse First Boston Asian Investment Conference March 2003.

7	Announcements dated March 31 & April 7, 2003 regarding SOSPS and GMSOP.

8	Media Releases dated April 8, 2003 regarding notification of BT Funds to New Zealand Regulators.